Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, N.Y. 10017-3954

(212) 455-2000

Facsimile (212) 455-2502
June 15, 2006

Re:	KeySpan Corporation
Preliminary Proxy Statement on Schedule 14A
Filed April 28, 2006; File No. 1-14161

VIA EDGAR TRANSMISSION

Securities and Exchange Commission Division of Corporation Finance 450 Fifth Street, N.W. Washington, D.C. 20549
Attn:	H. Christopher Owings
Peggy Kim
Dear Mr. Owings and Ms. Kim:
     On behalf of KeySpan Corp. (the “Company”), set forth below is the response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter received by telecopy on May 26, 2006 (the “Comment Letter”), concerning the preliminary proxy statement filed by the Company on April 28, 2006 pursuant to Schedule 14A to the Securities Exchange Act of 1934, as amended (the “Exchange Act”). For your convenience, we have set forth the text of the comments from the Comment Letter, followed in each case by the response.
     We are enclosing five copies of this response letter and the revised preliminary proxy statement, which is being filed by the Company with the Commission today (the “Proxy Statement”). Page references included in responses to the Staff’s comments are to pages in the Proxy Statement. In addition, marked copies of the Proxy Statement showing changes between the Proxy Statement and the original filing are being provided to the Staff to expedite its review.
General
1.	Please file a form of your proxy card.

In response to the Staff’s comment, the Company has filed a form of the Company’s proxy card with the Proxy Statement.
Cover Page
2.	Please identify the persons making the proxy solicitation. Refer to Item 4 of Schedule 14A.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page of the Proxy Statement.

Securities and Exchange Commission
Division of Corporation Finance
June 15, 2006

Questions and Answers About the Annual Meeting and the Merger, page 1
3.	Please discuss the aggregate consideration to be received in the merger. We note that on page 28 it appears that National Grid will pay $7.4 billion in cash for your outstanding shares and will assume $4.2 billion in debt.

In response to the Staff’s comment, the Company has revised the disclosure on Page 1 of the Proxy Statement.
Summary, page 4
Opinion of our Financial Advisor, page 6
4.	Please quantify the fees to be paid to Lazard.

In response to the Staff’s comment, the Company has revised the disclosure on Page 6 of the Proxy Statement.
Interests of the Company’s Directors and Executive Officers in the Merger, page 6
5.	Please quantify the aggregate numbers of restricted stock, performance shares, and options and the aggregate amount of cash payments.

In response to the Staff’s comment, the Company has revised the disclosure on Pages 6 and 7 of the Proxy Statement.
Regulatory Approvals, page 7
6.	We note that you intend to seek approvals and consents. Please update this information as appropriate to state whether these filings have been made or when you anticipate you will make these filings. If any approvals or consents have been received, then please revise to state this fact. Similarly, please revise the disclosure on page 39.

In response to the Staff’s comment, the Company has revised the disclosure on Pages 7 and 43 of the Proxy Statement. The Company filed its application pursuant to the Federal Power Act on May 26, 2006 and intends to make all remaining filings by mid-summer 2006.

7.	Please revise, here and on page 39, to describe the material contractual consents that you must obtain from non-governmental and quasi-governmental entities. In this regard, we note the material agreements with the Long Island Power Authority.

The Company respectfully advises the Staff that no material contractual consents must be obtained from non-governmental and quasi-governmental entities as a condition precedent to closing the merger. Notwithstanding the absence of a specific closing condition, the failure to obtain such consents prior to the closing could be relevant to any assessment of the occurrence of a material adverse effect with respect to the Company. The Company has revised the disclosure on Page 7 to clarify that the Company is not required to seek such consents.

Other Annual Meeting Proposals, page 10
8.	Please briefly describe the stockholder proposal.

Securities and Exchange Commission
Division of Corporation Finance
June 15, 2006

In response to the Staff’s comment, the Company has revised the disclosure on Page 10 of the Proxy Statement.
Other Business; Adjournments, page 15
9.	We note your disclosure that proxy holders will use discretionary authority to vote shares on adjournments of the meeting to solicit additional votes. Please note that an adjournment of a meeting to solicit additional votes is a substantive, rather than incidental, action that can not be approved through the exercise of discretionary authority. If you would like proxy holders to be able to vote on adjournment, please include a separate proposal describing the procedures for adjourning or postponing a meeting and include an appropriate box on the proxy card.

In response to the Staff's comment, the Company has revised the disclosure on Page 15 of the Proxy Statement. The Company respectfully submits that, while it agrees with the Staff's position on adjournment as a substantive rather than an incidental action, pursuant to Section 2.5 of the Company's bylaws, the Chairman of the meeting may adjourn the meeting from time to time, whether or not there is such a quorum. Therefore the Company does not deem it necessary to submit this matter to a vote of its stockholders.

Legal Proceedings, page 17
10.	Please describe the Roy Kay fraud.

In response to the Staff’s comment, the Company has revised the disclosure on Page 17 of the Proxy Statement.
The Merger
Background of the Merger, page 19
11.	Please substantially revise the Background section to further describe each contact, meeting, or negotiation that took place and the substance of the discussions or negotiations at each meeting. Please also revise so that it is clear how the final structure and terms were reached. Describe the “potential business combination structures,” “transaction economics,” “strategic alternatives,” “regulatory considerations, pricing concerns, possible synergies,” and specific advantages, disadvantages and benefits that were discussed during the negotiations. How did a proposal have less “economic value?”

In response to the Staff’s comment, the Company has revised the disclosure on Pages 19 through 25 of the Proxy Statement.

12.	We note that on January 12, 2005, Mr. Catell met with Dr. Roger Urwin. Please identify the person who initiated contact.

In response to the Staff’s comment, the Company has revised the disclosure on Page 19 of the Proxy Statement.

13.	Please identify the members of management at the meetings held on June 23rd, July 8th, and November 22nd and 28th.

In response to the Staff’s comment, the Company has revised the disclosure on Pages 20 and 21 of the Proxy Statement.
Reasons for the Merger and Recommendation..., page 24

Securities and Exchange Commission
Division of Corporation Finance
June 15, 2006

14.	We note that the first four reasons for recommending the merger are vague and unclear. Please revise to describe each factor in more detail and discuss how each factor impacted your decision to recommend the transaction. Please also quantify the factors, if applicable.

In response to the Staff’s comment, the Company has revised the disclosure on Page 25 of the Proxy Statement.

15.	We note that in the eleventh bullet you describe the limited closing conditions and the low risk of non-satisfaction as reasons for recommending the merger; however, in the fifteenth bullet you describe the risks of obtaining the necessary approvals and the possibility that the merger may not be consummated. Please revise to clarify the reason for recommending the merger, and present any negative factors with the bulleted list of risks.

In response to the Staff’s comment, the Company has revised the disclosure on Page 26 of the Proxy Statement.
Opinion of Lazard, page 26
16.	Please provide us with copies of any materials prepared by Lazard in connection with its fairness opinion, including draft opinions, reports or appraisals provided to your board of directors and any summaries of presentations made to your board of directors, such as the financial, economic and market data, and discount studies. To the extent the materials listed above differ from the opinions, reports or appraisals delivered to the board of directors, please describe them in your disclosure.

The Company has supplementally submitted the requested materials to the staff under cover of letter dated the date hereof. The Company respectfully submits that no changes to the existing description of such materials in the proxy statement are necessary.

17.	Please state, either here or in Annex B, that Lazard has reviewed and consented to the summary of its opinion in the proxy statement.

In response to the Staff’s comment, the Company has revised the disclosure on Page 27 of the Proxy Statement.
Dividend Discount Analysis, page 30
18.	Please revise to explain how Lazard selected the equity discount rate, dividend growth rate range and expected dividend per share value. Please expand the disclosure to provide the data that resulted in the implied equity reference value range per share of $29.25 to $38.25.

In response to the Staff’s comment, the Company has revised the disclosure on Page 31 of the Proxy Statement.
Sum of the Parts Valuation Analysis, page 32
19.	Please revise to explain how Lazard selected the various multiples and values. Please also expand the disclosure to provide the data that resulted in the implied equity reference value range per share of $34.75 to $44.50.

In response to the Staff’s comment, the Company has revised the disclosure on Pages 33 and 34 of the Proxy Statement.

Securities and Exchange Commission
Division of Corporation Finance
June 15, 2006

Discounted Cash Flow Analysis, page 33
20.	Please describe the forecasts and how Lazard analyzed the present value of the “unlevered free cash flows” to obtain the implied equity values.

In response to the Staff’s comment, the Company has revised the disclosure on Page 34 of the Proxy Statement.
The Merger Agreement, page 42
21.	Please provide us with a list that briefly identifies the contents of all omitted schedules or similar supplements to the merger agreement.

In response to the Staff’s comment, the Company has supplementally provided to the Staff a list identifying the contents of all omitted schedules or similar supplements to the merger agreement under cover of letter dated the date hereof.
Representations and Warranties page 44
22.	We note the disclaimer that appears on pages 45 and 46: “[y]ou should be aware that these representations and warranties...may or may not be accurate as of the date they were made and do not purport to be accurate as of the date of this proxy statement.” Please revise so that the language does not create the impression that investors may not rely on the disclosure in the proxy statement. Please confirm your understanding that you are responsible for considering whether additional specific disclosure of material information is required.

In response to the Staff’s comment, the Company has revised the disclosure on Page 47 of the Proxy Statement. The Company hereby confirms its understanding that it is responsible for considering whether additional specific disclosure of material information is required.
Annex B. Opinion of Lazard Freres
23.	We note the limitations on reliance by shareholders in the penultimate paragraph on page B-2. Because it is inconsistent with the disclosures relating to the opinion, please delete the limitation. Alternatively, disclose the basis for Lazard’s belief that shareholders cannot rely upon the opinion to support any claims against it arising under applicable state law (e.g., the inclusion of an express disclaimer in an engagement letter). Describe any applicable state law authority regarding the availability of such a potential defense. In the absence of applicable state law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also, disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further, disclose that the availability of such a state law defense to the financial advisor would have no effect on the rights and responsibilities of either financial advisor or the board of directors under federal securities laws.

In response to the Staff’s comment, the Company has revised the disclosure on Pages 28 and B-2 of the Proxy Statement and Lazard has furnished an amended opinion to the Company.
* * * * *

Securities and Exchange Commission
Division of Corporation Finance
June 15, 2006

     The undersigned, on behalf of the Company, hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please direct any questions concerning this letter to Mario Ponce or Andrew Calder of this office at (212) 455-2000.

Very truly yours,

/s/ SIMPSON THACHER & BARTLETT LLP

Simpson Thacher & Bartlett LLP

cc:	John J. Bishar Jr. KeySpan Corporation